Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

March 27, 2025

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Lauren Sprague Hamill

Re:	Global Health Solutions, Inc. Offering Statement on Form 1-A/A File No. 024-12562

Dear Ms. Hamil:

On behalf of our client, Global Health Solutions, Inc. (the “Company”), we hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on March 31, 2025.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours, /Jeffrey S. Marks/ Jeffrey S. Marks